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                                                       FILED BY METROCALL, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                              SUBJECT COMPANY:  METROCALL, INC.
                                                 COMMISSION FILE NO:  000-21924

      Metrocall, Inc. is filing herewith comments made by Mr. William L. Collins, III, Chairman, President and Chief Executive Officer of Metrocall, during Metrocall's Second Quarter 2000 earnings results conference held on August 9, 2000, with respect to Paging Network, Inc. The excerpts include the text of statements made by Mr. Collins related to Metrocall's proposal to acquire PageNet, as well as responses by Mr. Collins to questions posed during the call related to that proposal.

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL TO ACQUIRE PAGENET WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.


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      As most of you are aware Metrocall has made an offer to purchase PageNet.
Metrocall's offer compares favorably to the competing offer on value as follows:

                                    Metrocall offer           Other offer

         To Bondholders:
         Cash                       $100 million              0
         Stock                      86.8 mil shares           83.3 mil shares
         Total value to
         Bondholders*               $626.1 mil                $390.7 mil
         (recovery)                 ($0.52)                   ($0.34)
         VAST                       81.0%                     60.5%

         To Shareholders:
         Stock                      13 mil shares             8.9 mil shares
         Total value to
         Stockholders*              $78.8 mil                 $41.7 mil
         VAST                       11.6%                     20.0%

*Excludes any value for VAST, assumes MCLL close on Aug 7th of $6.06 and APGR close of $4.69.

      Metrocall retains the right to increase our offer. On August 4th Metrocall filed a motion to end PageNet's exclusive period to file a plan based on the other offer and to have the court grant us our 10 business days of due diligence, submit our offer and plan and have the court consent to a "competing plan" process where both plans from Metrocall and Arch are ultimately voted on by the bondholders. With respect to timing, Metrocall's motion contemplates the following:

- August 21 - Hearings on exclusivity and due diligence motions by Metrocall and no shop and breakup fee motions.
-  August 24-Sept 8th - Metrocall due diligence period
- September 11th - Metrocall files definitive plan documents & disclosure statement as well as FCC application
- Sept 22nd - Metrocall & Arch file "final" plans. Metrocall/PageNet file DOJ application.
-  October 3rd - File amended joint disclosure statements
-  Oct 10th - hearing on disclosure statement, solicitation period begins
-  November 9th - estimated approval from DOJ
-  December 1st - estimated approval from FCC & Metrocall shareholder meeting
-  December 7th-8th - Plan confirmation hearing.

      We currently believe that the earliest the competing plan could close is early to mid November. This means our plan could close within approximately 30 days of that. We think to have a process, which enables the bondholders to vote on two plans will yield the highest value for the creditors. We also note that our process allows each plan to be increased as to value based on the September 22nd "final" plan due date I just outlined. Metrocall feels that when


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combined with our strategic and financial partners we are in a better position to offer superior value.

      *****

      A quick comment on the recent actions taken by Metrocall involving the bankruptcy filing against Paging Network. We are very serious in the process. We are in it to win. The investors in Paging Network, in our belief, would fare extremely better as a part of Metrocall.

      As Ryan Langdon, an analyst with ABN AMRO stated in a report published Monday, "As we reported earlier, Metrocall made a friendly acquisition overture to the PageNet board, which was rejected as "inferior" although our previously published report calculated that the Metrocall bid provided a recovery to PageNet bondholders which was 47% higher that the incumbent Arch bid. We continue to believe that there is the potential for deals to be sweetened, or that all three companies may eventually combine, but for now just point out that the superiority of the Metrocall bid has improved versus that of the Arch bid. Currently, the Metrocall deal value PageNet bonds at 55.6 cents on the dollar, while Arch bid values them at 30.8 cents on the dollar. The valuation premium now stands at 80.5% (versus 47% earlier), which we believe entitles Metrocall to a seat at the table as the court endeavors to determine how the recovery to impaired lenders can be maximized."

      *****

      Q: Bill, can you just sort of outline for us maybe some of the findings you've uncovered in your initial due diligence on the PageNet operations. We've probably gotten more than enough guidance from the Arch management team on what they think it might take to get the PageNet operations up to par. Have you found anything different or what's your expectation on capital use there?

      A: The key there is that we have not been provided due diligence. The only information we have is what has been supplied publicly or what we have heard Roy and Ed speak about in some of their conferences that we have attended. So, I really can't give you any guidance whatsoever regarding that.
We are hopeful that the bankruptcy court will open up that process and allow us our due diligence which we can hopefully gain in the next couple of weeks. We've really limited ourselves to just a ten day period in order to gain all of that information. We know the questions to ask, we know where to look. As you might imagine, both of us being national companies, we know that there are significant synergies available just because we compete across the street from most of them, so facilities, people, personnel, networks, engineering costs, technical personnel, huge amounts of costs could be taken out in that area, but I just couldn't quantify any of that for you at this point.

      Q: So, are you suggesting that there is at least a better than average possibility that you could sweeten the offer as you said earlier?


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      A: Again, it's all going to be determined on due diligence.  But, certainly, that opportunity is there.